Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2011

TABLE OF CONTENTS

INTRODUCTION	1

CORE BUSINESS	1

OVERVIEW AND OBJECTIVES	2

OPERATING MINES AND DEVELOPMENT PROJECTS	3

EXPLORATION	6

MINERAL RESOURCES AND RESERVES	7

FINANCIAL REVIEW	9

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	12

INCOME TAXES	16

RELATED PARTY TRANSACTIONS	16

CRITICAL ACCOUNTING ESTIMATES	17

NON-IFRS PERFORMANCE MEASURES	17

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	20

OUTSTANDING SHARE DATA	20

FORWARD-LOOKING STATEMENTS	20

CAUTIONARY NOTE TO U.S. INVESTORS	21

GLOSSARY OF MINING TERMS	22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION
FOR THE QUARTER ENDED JUNE 30, 2011

All figures are in U.S. dollars unless otherwise indicated.  Cautionary notes regarding forward-looking statements and estimates of inferred and measured and indicated resources to U.S. investors follow this Management’s Discussion and Analysis (“MD&A”).

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the quarter ended June 30, 2011 and with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2010 and 2009. The annual financial statements for the year ended December 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The interim financial statements for the quarter ended June 30, 2011 are prepared in accordance with IAS 34 under International Financial Reporting Standards (“IFRS”).  As prescribed by the CICA Accounting Standards Board, the Company adopted the requirements of IFRS in its financial statements as of January 1, 2011, including the restatement of its opening balance sheet of January 1, 2010 and its quarter ended June 30, 2010 comparatives.  The restatement of the Company’s comparative balances from those previously reported under Canadian GAAP to IFRS is fully explained and reconciled in note 11 of the Company’s June 30, 2011 condensed interim consolidated financial statements filed on SEDAR and EDGAR. The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of August 10, 2011.

CORE BUSINESS

Jaguar is an Ontario chartered gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company controls 38,220 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, which hosts the Company’s operating facilities.  In addition, Jaguar holds mineral concessions totaling 166,513 hectares in the state of Maranhão, which hosts the Company’s Gurupi Project.  The Company may consider the acquisition and subsequent exploration, development and operation of other gold properties, primarily focused in Brazil.

Jaguar was formed in 2002.  In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation.  Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006.  In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência.  Since 2007, Jaguar has built four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina, Paciência and Caeté operations.  In early 2011, the Company completed a feasibility study for its Gurupi Project, which is currently under pre-development.

Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets.  The proximity of senior management to the operations allows for significant operating flexibility and oversight.  The Company has also consolidated its corporate management, engineering, exploration, supply, logistics and maintenance teams into the same central location at its principal executive office in Belo Horizonte.

As of June 30, 2011, the Company had 2,023 employees, 2,017 of which are based in Brazil.  The remaining six employees are based in the Company’s administrative office in New Hampshire, USA.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

The Company intends to become a mid-tier gold producer with sustainable production of approximately 400,000 ounces of gold per year by 2013.

At its southern operations in Minas Gerais, Jaguar has an estimated 3,768,280 ounces of measured and indicated gold mineral resources based on 29,264,890 tonnes at an average grade of 4.00 grams per tonne and 961,950 ounces of inferred gold mineral resources based on 6,930,970 tonnes at an average grade of 4.32 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,932,550 ounces of gold based on 16,987,040 tonnes at an average grade of 3.54 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources based on 69,887,500 tonnes at an average grade of 1.12 grams per tonne and 616,630 ounces of inferred gold mineral resources based on 18,676,700 tonnes at an average grade of 1.03 grams per tonne.  Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold based on 63,756,700 tonnes at an average grade of 1.14 grams per tonne.

In total, Jaguar has an estimated 6,286,450 ounces of measured and indicated gold mineral resources based on 99,152,390 tonnes at an average grade of 1.97 grams per tonne and 1,578,580 ounces of inferred gold mineral resources based on 25,607,670 tonnes at an average grade of 1.92 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,260,480 ounces of gold based on 80,743,740 tonnes at an average grade of 1.64 grams per tonne.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike.  Through its intensive brownfield exploration programs, the Company continues to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by building, operating and expanding cost-effective and sustainable gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing accretive transactions to support the Company’s production targets.  Management believes there is an opportunity to expand current operations beyond the present targets as additional resource potential in mineralized zones in close proximity to its existing mines are discovered and evaluated.  The Company plans to achieve this objective by completing the development of its Gurupi Project and expanding overall production at its three underground operations.

Jaguar’s well-developed infrastructure, resource base, experienced personnel and rigorous health, safety and environmental programs favorably position the Company to achieve sustainable growth.

The Company believes that based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capability, cash flow generated by operations, debt, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Although production for the quarter ended June 30, 2011 was impacted by mill issues at Caeté, Jaguar’s management believes its year-to-date operating results, mine improvements and new development are consistent with achieving 2011 production at the lower end of the guidance range. During Q2 2011, Jaguar reduced future operational risks by securing labor union agreements for the next 12 months as well as securing power allocations for all operations through mid-2012.  Jaguar also continued to expand and update its mining fleet, adding 14 LHD units and eight haul trucks and other essential pieces of equipment for its underground operations, which should lower execution risks through the remainder of 2011 and beyond.

OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the three and six months ended June 30, 2011 and 2010.

Quarter Ended June 30, 2011 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	158	3.30	90%	15,872	$75.40	$800
Paciência	116	3.39	92%	12,263	66.70	637
Caeté	161	2.83	86%	12,122	71.00	961
Total	435	3.15	89%	40,257	$71.60	$799

Six Months Ended June 30, 2011 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	294	3.63	90%	31,727	$74.90	$778
Paciência	234	3.32	93%	24,378	61.00	596
Caeté	327	2.86	87%	25,601	70.00	903
Total	855	3.25	90%	81,706	$69.30	$763

Quarter Ended June 30, 2010 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	199	3.13	85%	15,869	$68.80	$788
Paciência	176	3.21	93%	14,717	59.30	701
Caeté	-	-	-	-	-	-
Total	375	3.17	88%	30,586	$64.30	$746

Six Months Ended June 30, 2010 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	350	3.57	87%	32,857	$66.30	$666
Paciência	324	3.26	93%	28,953	60.90	676
Caeté	-	-	-	-	-	-
Total	674	3.42	89%	61,810	$63.70	$671

During the quarter ended June 30, 2011, the Company produced a total of 40,257 ounces of gold at an average cash operating cost of $799 per ounce compared to 30,586 ounces at an average cash operating cost of $746 per ounce for the same period last year (See Non-IFRS Performance Measures).

Jaguar’s established operations, Turmalina and Paciência, performed at or above targets in terms of gold production, grade and recoveries.  The Caeté operation, which is still in ramp-up, was on plan in terms of mined tonnage but mechanical issues at its primary mill caused a setback in mill throughput and subsequently in gold output.

During the six months ended June 30, 2011, the Company produced a total of 81,706 ounces of gold at an average cash operating cost of $763 per ounce compared to 61,810 ounces at an average cash operating cost of $671 per ounce during the same period last year (see Non-IFRS Performance Measures).

The increase in gold production for the quarter and six months ended June 30, 2011 compared to the previous year is primarily due to the Company’s new operation, Caeté, which was commissioned in May 2010.

The increase in the Company’s average cash operating cost during the quarter ended June 30, 2011 as compared to the same period in 2010 was primarily the result of a stronger R$ against the US$.

When compared to the quarter ended March 31, 2011, the average cash operating cost increased by 10%.  Approximately 40% of this increase is associated with the further weakening of the US$ against the R$.  The remaining 60% of the increase was due to (a) a mill outage at Caeté, (b) minor sequencing issues within the Roça Grande Mine, which resulted in lower than planned feed grades at Caeté and (c) increases in material and labor costs.

Jaguar sold 40,184 ounces of gold at an average realized price of $1,507 per ounce in the quarter ended June 30, 2011 compared to 30,646 ounces of gold at an average realized price of $1,203 per ounce in the quarter ended June 30, 2010.  Gold sales generated a cash operating margin of $708 per ounce for the quarter ended June 30, 2011 compared to a cash operating margin of $457 per ounce in the quarter ended June 30, 2010.

Consolidated underground mine development totaled 6.1 kilometers for the quarter ended June 30, 2011, a new quarterly record for the Company.

Turmalina

As of 2011, the primary mining method utilized at Turmalina’s underground mine is “cut and fill” with paste fill.  Ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the quarter ended June 30, 2011, Turmalina produced 15,872 ounces of gold at an average cash operating cost of $800 per ounce compared to 15,869 ounces at an average cash operating cost of $788 per ounce during the quarter ended June 30, 2010.Ore processed during the quarter ended June 30, 2011 totaled 158,000 tonnes at an average feed grade of 3.30 grams per tonne.  Turmalina performed in line with management’s operating plans for gold production, grade and recoveries during the quarter.

Underground development at the Turmalina Mine totaled 2.1 kilometers during the quarter ended June 30, 2011.

Paciência

Paciência’s mining complex is composed of multiple underground operations that utilize the “cut and fill” mining method with a treated tailings backfill system.  Ore produced from these mines is transported to the adjacent 1,800 tpd CIP processing plant (the “Paciência Plant”).

During the quarter ended June 30, 2011, Paciência produced 12,263 ounces of gold at an average cash operating cost of $637 per ounce compared to 14,717 ounces at an average cash operating cost of $701 per ounce during the quarter ended June 30, 2010.  Paciência performed in line with management’s operating plans for gold production, grade and recoveries during the quarter.

Ore processed during the quarter ended June 30, 2011 totaled 116,000 tonnes at an average feed grade of 3.39 grams per tonne.

Combined underground development for the mines supplying the Paciência Plant totaled 2.2 kilometers during the quarter.

Caeté

Caeté’s mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping”.  Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant (the “Caeté Plant”) adjacent to the Roça Grande Mine.  The Company declared commercial production at the Caeté Plant during the third quarter of 2010.

During the quarter ended June 30, 2011, Caeté produced 12,122 ounces of gold at an average cash operating cost of $961 per ounce.  Gold production and cash operating costs for the quarter were affected by mechanical issues at Caeté’s grinding mill as well as minor sequencing issues within the Roça Grande Mine, which resulted in lower than planned feed grades.  Repairs to the mill were completed in early July.

Ore processed during the quarter ended March 31, 2011 totaled 161,000 tonnes at an average feed grade of 2.83 grams per tonne.

Underground development at the Pilar and Roça Grande mines totaled 1.8 kilometers during the quarter ended June 30, 2011.

Sabará

During the quarter ended June 30, 2011, the Sabará operation remained on care and maintenance.  The Company continues to evaluate strategic alternatives for this idled operation.

Gurupi Project

The Company is continuing with the work necessary to obtain the appropriate environmental licenses for its wholly-owned Gurupi open pit mine development project located in the state of Maranhão in northern Brazil.

During the quarter ended June 30, 2011, Jaguar obtained the Preliminary License (“LP”) for the Gurupi Project from SEMA, the environmental agency of the state of Maranhão.  The granting of the LP represents a significant milestone for certifying that the Gurupi Project is environmentally feasible and socially accepted.  This includes the required infrastructure, processing plant, water usage, tailings impoundment areas and related access and power supply for a five million tonnes per year open pit gold mining operation.  The LP is a result of sustained efforts by Jaguar, which involved external consultants, baseline, environmental impact and technical studies, as well as a successful public hearing conducted by SEMA and involving all stakeholders.

Subsequent to the receipt of the LP, the Company completed the detailed engineering required to obtain the Installation License (“LI”) for the Gurupi Project.  Jaguar expects to obtain the LI during the third quarter of 2011.

During the quarter ended June 30, 2011, the Brazilian Ministry of Mines and Energy approved the connection of the Gurupi Project power line to the federal 230 kV power line currently under construction.  The Company believes this milestone will have a positive impact on power cost and reliability.

During the quarter ended June 30, 2011, the Company also initiated a 30,000-meter drill program on targets in close proximity to the main ore bodies identified in the feasibility study.  Based on existing drilling results from these nearby targets, management believes the mineral resource base for the Gurupi Project could significantly increase.  Management estimates the cost of this additional program will total approximately $12 million, including infrastructure, development, drilling, metallurgical testing and technical analysis.

See update below under Exploration - Northern Brazil.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  This greenfield exploration project has mineral concessions totaling 51,568 hectares located in and around municipal areas with good infrastructure.

Since 2007, Jaguar has been carrying out geological reconnaissance, trenching and soil geochemistry in the concession area, as well as conducting exploration drilling to test the continuity of the mineralization at depth and laterally.

During 2010, Jaguar’s exploration effort on the Pedra Branca Project focused on detailing and prioritizing the previously identified large scale gold anomalies within the greater project area by means of soil sampling and close-spaced exploration trenches.  A total of over 20,700 meters of trenches were excavated, mapped and sampled.

Known gold mineralization occurrences are characterized by quartz veins, silicified hydrothermal alteration zones and/or rock strata of quartz-feldspar-muscovite composition measuring hundreds of meters along strike by 1 meter to 5 meters width across and grading roughly 1 g/t to 3 g/t of gold.  Occasional bonanza gold grades (e.g.: 118 g/t Au) are encountered.

The Company has identified a total of 18 mineralized zones at the Pedra Branca Project.  These targets are characterized by continuity of mineralization and based on at least two successive trenching intercepts.  Mineralization areas are typically 150 m2 to 1,250 m2 and average gold grades range from 0.8 g/t to 6.2 g/t.

The overall discovery footprint area is of the order of 9,200 m2 with an average gold grade of 2.0 g/t.

Among the 18 targets, the Coelho, Queimadas and Mirador high priority targets had previously been drilled, having returned drilling results and geological datasets considered technically sufficient for preliminary resource estimation reports.

EXPLORATION

Jaguar’s exploration activities during the quarter ended June 30, 2011 focused on the expansion of resources and reserves, laterally and at depth, on targets in and around existing operations.  As stated above under Gurupi Project, Jaguar is also conducting a 30,000 m in-fill and exploratory drilling campaign at this Project, with a total of six drill rigs working around the clock.

The table below presents a summary of the Company’s exploration drilling program during the quarter:

Region	Target	Operation/Project	Meters Drilled	Drill Holes
Southern Brazil	Ore Bodies A and B	Turmalina	795	3
	Santa Isabel Mine	Paciência	1,922	11
	NW1 Target	Paciência	935	16
	Pilar Mine	Caeté	4,802	16
Northern Brazil	Cipoeiro Target	Gurupi Project	1,918	14
	Chega Tudo Target	Gurupi Project	1,630	13
Total			12,002	73

Southern Brazil

•
Turmalina - Ore Bodies A and B:  As part of a 5,800 meters mineral resource expansion drilling program to test the continuity at depth of the 60o dipping and NE-plunging mineralized structure, underground drilling was conducted from collar positions stationed along a 370 meters long exploration drift located on Mine Level 4, which is 370 meters above sea level (“asl”).  The purpose of this program is to establish the continuity of the ore bodies at depth, down to 250 meters beneath currently known mineral resources.

•
Paciência - Santa Isabel Mine and NW1 Target: The 3,000 meter deep-drilling program at the Santa Isabel Mine continued from the 530 meter long underground exploration drift developed on Mine Level 4 (775 meters asl).  The aim of the program is to delineate a new ore resource panel at depth, down to 150 meters beneath the deepest know mineral resources.  At the NW1 Target (Santa Isabel Mine NW extension), additional underground resource drilling, collared on Mine Level 2 (850 meters asl), was performed to in-fill and validate projected depth extensions of the mineralized structures currently being developed and prepared for mining.

•
Caeté - Pilar Mine: The 8,200 meter deep drilling campaign at the Pilar Mine was extended by another 800 meters of diamond drilling.  Collar positions were located on a 200 meter long exploration drift on Mine Level 3 (545 meters asl) intended to establish the continuity of the 50o dipping, SSE plunging mineralized structure in an ore panel extending 300 meters beneath the deepest know resources.

In all above mentioned targets, drilling results have confirmed the continuity of mineralized structures and mineral resources deposits, including locally high grade gold mineralization.  During the first half of 2012, the Company intends to complete statement of resources for these targets.

The Company also expects to complete a NI 43-101 compliant statement of resource technical report for its Faina and Pontal targets during the third quarter in 2011.  Faina and Pontal are refractory ore deposits located near the Turmalina Mine.

Northern Brazil (Gurupi Project)

During the quarter ended June 30, 2011, a total of 3,548 meters of diamond drilling in 27 holes was completed by six diamond drill rigs operating in the Cipoeiro and Chega Tudo ore deposit areas.  The initial goal is to upgrade inferred mineral resources to indicated mineral resources in the lateral and deeper portions of these known deposits as well as increase inferred mineral resources.

Assay results of the first drill holes are expected in August 2011 for the Gurupi Project.  Routine visual observation and geological logging of the diamond drill core intercepts demonstrates the lateral and depth continuity of the hydrothermal mineralization assemblage of quartz-sericite-pyrite alteration.

Jaguar’s exploration team expects to report initial drill results in the third quarter of 2011.  The current exploration campaign is expected to be finalized by early 2012.

MINERAL RESOURCES AND RESERVES

During the quarter ended June 30, 2011, the Company completed a NI 43-101 compliant technical report on a number of targets located within the Paciência and Caeté mining complexes (the “Multi-Target Report”).  As a result, Jaguar updated its gold mineral resources and ore reserves inventory.  The Multi-Target Report added 360,350 ounces of measured and indicated mineral resources and 130,900 ounces of inferred mineral resources to Jaguar’s mineral resources inventory, as detailed in the tables below.

At its southern operations in Minas Gerais, Jaguar has an estimated 3,768,280 ounces of measured and indicated gold mineral resources based on 29,264,890 tonnes at an average grade of 4.00 grams per tonne and 961,950 ounces of inferred gold mineral resources based on 6,930,970 tonnes at an average grade of 4.32 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,932,550 ounces of gold based on 16,987,040 tonnes at an average grade of 3.54 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources based on 69,887,500 tonnes at an average grade of 1.12 grams per tonne and 616,630 ounces of inferred gold mineral resources based on 18,676,700 tonnes at an average grade of 1.03 grams per tonne.  Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold based on 63,756,700 tonnes at an average grade of 1.14 grams per tonne.

In total, Jaguar has an estimated 6,286,450 ounces of measured and indicated gold mineral resources based on 99,152,390 tonnes at an average grade of 1.97 grams per tonne and 1,578,580 ounces of inferred gold mineral resources based on 25,607,670 tonnes at an average grade of 1.92 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,260,480 ounces of gold based on 80,743,740 tonnes at an average grade of 1.64 grams per tonne.

Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s mineral resources and reserves.  Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.

Table 1 - Summary of Estimated Mineral Resources1
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southern Brazil
Paciência
Santa Isabel(2)	2,913,290	3.44	774,060	2.80	3,687,350	3.31	812,240	3.61	391,930	94,280
Other (3) (4)	1,531,090	3.61	1,567,000	3.97	3,098,090	3.79	500,000	5.00	377,760	80,390
Other(5) (6)	325,500	5.89	930,700	4.66	1,256,200	4.98	248,200	4.87	201,100	38,860
Total	4,769,880	3.66	3,271,760	3.89	8,041,640	3.75	1,560,440	4.26	970,790	213,530
Caeté Project
Pilar(7)	2,459,860	3.85	1,619,160	4.63	4,079,020	4.16	1,452,380	3.40	545,570	158,780
Roça Grande(7)	4,612,130	3.09	4,801,740	3.79	9,413,870	3.45	1,536,480	3.63	1,043,730	179,200
Other(8) (4)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Other(9) (6)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,250	92,040
Total	7,790,990	3.59	7,837,700	4.13	15,628,690	3.86	3,991,460	3.85	1,941,200	494,090
Turmalina
Faina and Pontal(10)	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	279,870	21,990
Ore Body A (11)	148,820	3.71	1,683,460	5.41	1,832,280	5.27	554,050	7.02	310,600	125,060
Ore Body B(11)	118,580	4.92	481,720	5.47	600,300	5.36	255,550	5.51	103,490	45,280
Ore Body C(11)	750,860	2.76	880,520	3.38	1,631,380	3.09	449,470	4.29	162,330	62,000
Total	1,357,860	3.77	4,236,700	5.08	5,594,560	4.76	1,379,070	5.74	856,290	254,330
Total Southern Brazil	13,918,730	3.63	15,346,160	4.34	29,264,890	4.00	6,930,970	4.32	3,768,280	961,950
Northern Brazil
Gurupi
Cipoeiro(12)	-	-	49,181,700	1.17	49,181,700	1.17	6,738,900	1.11	1,855,470	239,640
Chega Tudo(12)	-	-	20,705,800	1.00	20,705,800	1.00	11,937,800	0.98	662,700	376,990
Total Northern Brazil	-	-	69,887,500	1.12	69,887,500	1.12	18,676,700	1.03	2,518,170	616,630
TOTAL IN SITU RESOURCES					99,152,390	1.97	25,607,670	1.92	6,286,450	1,578,580

Table 2 - Summary of Estimated Mineral Reserves1
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southern Brazil
Paciência
Santa Isabel(2)	2,868,120	3.20	790,610	2.51	3,658,730	3.05	358,920
Caeté Project
Pilar(7)	2,227,670	3.42	1,480,930	4.14	3,708,600	3.71	442,110
Roça Grande(7)	2,627,960	3.01	2,954,110	3.72	5,582,070	3.39	607,890
Total	4,855,630	3.20	4,435,040	3.86	9,290,670	3.51	1,050,000
Turmalina
Ore Body A(11)	150,490	3.27	1,654,310	5.14	1,804,800	4.98	289,240
Ore Body B(11)	114,980	4.44	474,560	4.90	589,540	4.81	91,190
Ore Body C(11)	752,890	2.39	890,410	2.98	1,643,300	2.71	143,200
Total	1,018,360	2.75	3,019,280	4.47	4,037,640	4.03	523,630
Total Southern Brazil	8,742,110	3.15	8,244,930	3.95	16,987,040	3.54	1,932,550

Northern Brazil
Gurupi Project
Cipoeiro(12)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(12)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	8,742,110	3.15	72,001,630	1.46	80,743,740	1.64	4,260,480

Notes
(1)
Mineral Resources listed include mineral reserves. Some columns and rows may not total due to rounding.
Estimated resources and reserves are lower than indicated, as such figures do not take into account 2011 production.

(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	Rio de Peixe, Bahú, and Marzagão.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 16, 2004.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(12)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

FINANCIAL REVIEW

During the quarter ended June 30, 2011, the market price of gold (London PM Fix) traded in a range from $1,418 to $1,553 and averaged $1,504.  This was approximately 26% higher than the average price for the three months ended June 30, 2010.  Gold prices were highly volatile during the quarter ended June 30, 2011 and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest, investment and physical demand and inflation expectations.

As previously stated, the Company reports its financial statements in US$, however a significant portion of the Company’s expenses are incurred in either Cdn.$ or R$.  The average rates of exchange for the Cdn.$ per US$1.00 for the quarters ended June 30, 2011 and 2010 were 0.97 and 1.03 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarters ended June 30, 2011 and 2010 were 1.59 and 1.79 respectively.  While the Company’s costs were negatively impacted during the quarter as a result of the strong R$ relative to the US$, the Company’s treasury management program resulted in a significant foreign exchange gain to offset the increase in cash operating costs.

All things being equal, a 10% change in the average market price of gold during the quarter ended June 30, 2011 would have changed the Company’s income after income taxes by approximately $4.0 million.  Likewise, a 10% change in the average R$ exchange rate during the quarter ended June 30, 2011 would have changed operating income by approximately $13.5 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Quarter Ended1
(unaudited)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ in 000s, except per share amounts)	2011	2011	2010	2010	2010	2010	2009	2009
Net sales	$60,557	$55,140	$44,554	$48,712	$36,853	$40,670	$39,497	$35,165
Net income (loss)	15,586	3,724	(9,634)	19,230	(14,238)	26,818	(29,381)	6,906
Basic income (loss) per share	0.18	0.04	(0.11)	0.23	(0.17)	0.32	(0.36)	0.09
Diluted income (loss) per share	0.18	0.04	(0.11)	0.23	(0.17)	0.31	(0.36)	0.09

1. Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.
Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Quarter Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$60,557	$36,853	$115,697	$77,522
Ounces sold	40,184	30,646	79,978	67,535
Average sales price ($ per ounce)	1,507	1,203	1,447	1,148
Gross profit	12,849	2,132	23,818	9,536
Net income (loss)	15,586	(14,238)	19,310	12,580
Basic income (loss) per share	0.18	(0.17)	0.23	0.15
Diluted income (loss) per share	0.18	(0.17)	0.23	0.15
Weighted avg. # of shares outstanding - basic	84,373,648	84,128,483	84,373,648	84,062,278
Weighted avg. # of shares outstanding - diluted	84,376,376	84,128,483	84,377,786	84,062,278

Quarter ended June 30, 2011 compared to June 30, 2010

Sales in the quarter ended June 30, 2011 increased $23.7 million or 64% from the quarter ended June 30, 2010, primarily due to an increase in the ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 31% to 40,184 ounces in the quarter ended June 30, 2011 compared to 30,646 ounces in the quarter ended June 30, 2010, largely due to the additional production from the Caeté operation, which commenced in the third quarter of 2010.  The average realized gold price increased to $1,507 per ounce from $1,203 per ounce in the same quarter last year.

Gross profit for the quarter ended June 30, 2011 increased to $12.8 million from $2.1 million for the quarter ended June 30, 2010 primarily due to the increase in gold sales.  The Company recognized a net profit of $15.6 million and a net loss of $14.2 million for the quarters ended June 30, 2011 and 2010, respectively.

Review of Certain Operating Expenses and Other Income and Expenses

	Quarter Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
(unaudited)
($ in 000s)
Stock based compensation	$(365)	$2,198	$(3,061)	$1,555
Administration	5,419	4,819	10,674	9,116
Derivative (gain) loss	(126)	(61)	(413)	192
Conversion option embedded in convertible debt (gain) loss	(9,180)	7,656	(7,840)	(24,849)
Foreign exchange (gain) loss	(6,527)	1,011	(9,616)	1,575
Interest expense	7,074	4,316	12,757	8,344
Interest income	(2,867)	(1,146)	(4,332)	(2,507)

Stock based compensation expense varies depending upon fluctuations in Jaguar’s share price as well as the timing of the vesting of Jaguar’s stock options, deferred share units, restricted share units, and share appreciation rights. The stock based compensation expense (recovery) for the quarter ended June 30, 2011 includes ($143,000) for deferred share units, $74,000 for restricted share units, ($296,000) for share appreciation rights and $Nil for stock options.

Administrative costs increased from $4.8 million during the quarter ended June 30, 2010 to $5.4 million during the quarter ended June 30, 2011.  Administration costs include legal and accounting costs, costs to maintain offices and personnel, and costs associated with being a publicly-traded company.  Given the Company’s development stage, administration costs are on par with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

The Company recognized an unrealized gain of $29,000 for the quarter ended June 30, 2011 versus an unrealized loss of $473,000 for the quarter ended June 30, 2010 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized gain of $315,000 for the quarter ended June 30, 2011 versus a realized gain of $534,000 for the quarter ended June 30, 2010 on forward foreign exchange contracts.  (See Risk Management Policies - Hedging).

The conversion option component embedded in the 4.5% convertible notes and the 5.5% convertible notes is treated as a derivative liability and carried at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Jaguar common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the Statement of Operations and Comprehensive Income.  During the quarter ended June 30, 2011 a gain of $9.2 million was recognized primarily due to a decrease in the common share price offset by an increase in the volatility and credit spread.  During the quarter ended June 30, 2010, a loss of $7.7 million was recognized primarily due to an increase in the volatility and credit spread.

A foreign exchange gain of $6.5 million was recognized during the quarter ended June 30, 2011 versus a loss of $1.0 million during the quarter ended June 30, 2010 primarily due to volatility of the R$ and Cdn.$.  During the quarter ended June 30, 2011, foreign exchange gains were incurred primarily due to cash on hand held in Brazil and Canada and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange gains were offset by foreign exchange losses on reclamation provisions, future tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense increased from $4.3 million during the quarter ended June 30, 2010 to $7.1 million during the quarter ended June 30, 2011.  Included in interest expense for the three months ended June 30, 2011 is $3.2 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (three months ended June 30, 2010 - $2.0 million).  During February 2011, the Company issued $103.5 million of 5.5% unsecured convertible notes which bear interest at a rate of 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011 and maturing on March 31, 2016. (See Cash Flow Highlights).

Interest income increased from $1.1 million during the quarter ended June 30, 2010 to $2.9 million during the quarter ended June 30, 2011.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Quarter Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Operating activities	$21,665	$1,985	$41,053	$13,351
Financing activities	(8,364)	(319)	86,708	3,870
Investing activities	(26,001)	(36,514)	(46,213)	(79,252)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	2,557	(1,581)	4,629	(601)
Increase (decrease) in cash for the period	(10,143)	(36,429)	86,177	(62,632)
Beginning cash balance	135,543	95,053	39,223	121,256
Ending cash balance1	$125,400	$58,624	$125,400	$58,624

1Cash balance excludes $908,000 of restricted cash on June 30, 2011 and December 31, 2010.

As at June 30, 2011 and December 31, 2010, the Company had cash and cash equivalents of $125.4 million and $39.2 million, respectively.

Cash flow from operating activities generated $21.7 million of cash during the quarter ended June 30, 2011 versus $2.0 million generated during the quarter ended June 30, 2010. Cash flow from operating activities generated $41.1 million of cash during the six months ended June 30, 2010 versus $13.4 million generated during the six months ended June 30, 2010.

Cash flow from financing activities consumed $8.4 million of cash during the quarter ended June 30, 2011 and $319,000 during the quarter ended June 30, 2010.  During the six months ended June 30, 2011 financing activities generated $86.7 million primarily as a result of the issuance of $103.5 million of 5.50% senior convertible notes during February 2011.

Investing activities consumed $26.0 million of cash during the quarter ended June 30, 2011 ($46.2 million for the six months ended June 30, 2011) versus $36.5 million for the three months ended June 30, 2010 ($79.3 million for the six months ended June 30, 2010).  The funds were primarily used for underground development.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $2.6 million gain during the quarter ended June 30, 2011 ($4.6 million for the six months ended June 30, 2011) compared to a $1.6 million loss during the quarter ended June 30, 2010 ($601,000 for the six months ended June 30, 2010).  This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements - 2011 Capital Spending Program
($ in 000s)

	Quarter Ended June 30 2011	Six Months Ended June 30 2011	Remainder of 2011	Estimate for 2011
Turmalina	$7,327	$12,935	$4,364	$17,299
Paciência	9,292	15,627	11,639	27,266
Caeté	6,575	13,095	13,390	26,485
Gurupi	1,717	3,174	43,464	46,638
Other Spending	1,090	1,382	568	1,950
Total capital spending	$26,001	$46,213	$73,425	$119,638

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Total Capital Spending during the Period
($ in 000s)

	Quarter Ended June 30 2011	Six Months Ended June 30 2011
Capital spending - excluding exploration	$22,334	$39,465
Capital spending - exploration	3,667	6,748
Total capital spending	$26,001	$46,213

Amount paid in cash	26,001	46,213
Amount financed	-	-
Total capital spending	$26,001	$46,213

The Company has identified the following primary uses of capital during 2011:

(a)	Gurupi exploration and pre-development;
(b)	sustaining capital to maintain existing operations; and
(c)	exploration at brownfield properties in the Iron Quadrangle.

Commitments

The Company’s commitments as at June 30, 2011 are summarized as follows ($ in 000s):

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$20,680	$11,497	$268,781	$-	$300,958
Interest	14,462	26,379	15,107	-	55,948
	$35,142	$37,876	$283,888	$-	$356,906
Other Commitments
Operating lease agreements	$221	$-	$-	$-	$221
Management agreement1
Operations	297	-	-	-	297
Suppliers' agreements
Mine operations2	835	-	-	-	835
Drilling3	1,227	-	-	-	1,227
Engineering4	4,934	-	-	-	4,934
Reclamation provisions5	2,941	1,815	766	30,946	36,468
	$10,455	$1,815	$766	$30,946	$43,982

Total	$45,597	$39,691	$284,654	$30,946	$400,888

1 The remaining term of the management agreement is one year. (See Note 8(a) to the Company’s quarterly financial statements for the quarters ended June 30, 2011 and 2010.)
2 The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
3 The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.
4 The Company has entered into an engineering contract for the Gurupi project which is to be completed within nine months.
5 The reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
($ in 000s)

	June 30	December 31
	2011	2010
Current assets	$193,903	$95,409
Long term assets	495,218	473,969
Total assets	$689,121	$569,378

Current liabilities	$81,777	$75,967
Long term liabilities	287,564	192,941
Total liabilities	$369,341	$268,908

Working capital increased $92.7 million from $19.4 million at December 31, 2010 to $112.1 million at June 30, 2011.  In February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes. During the quarter ended June 30, 2011, the Company paid $26.0 million for capital expenditures. (See Total Capital Spending during the Period).

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at June 30, 2011, the Company has forward foreign exchange contracts to purchase R$ at weighted average of R$1.6359 per $1.00 as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
29-Jul-11	$1,000	R $	1,619
31-Aug-11	1,000		1,629
31-Aug-11	1,000		1,611
30-Sep-11	1,000		1,621
30-Sep-11	1,000		1,657
28-Oct-11	1,000		1,652
30-Nov-11	1,000		1,663
	$7,000	R $	11,452

The Statement of Operations and Comprehensive Income includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Quarter Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Unrealized (gain) loss	(29)	473	(29)	1,172
Realized (gain)	(315)	(534)	(578)	(980)
Total	(344)	(61)	(607)	192

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $3.2 million for the six months ended June 30, 2011 compared to an income tax expense of $4.6 million for the six months ended June 30, 2010.  The current income tax provision reflects a current income tax expense of $1.9 million and a deferred income tax expense of $1.3 million.  This compares to a current income tax of $2.5 million and a deferred income tax expense of $2.1 million for the six months ended June 30, 2010.  The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.

The Consolidated Balance Sheet reflects a current tax liability of $19.9 million at June 30, 2011 and $16.7 million at December 31, 2010; and a deferred income tax liability of $1.5 million at June 30, 2011 and $215,000 at December 31, 2010.

The Company has approximately $54.6 million of tax losses available for carry forward in Canada and $67.3 million of tax losses available for carry forward in Brazil, which can be carried forward indefinitely.  However, only 30% of taxable income in one year can be applied against the loss carry-forward balance.

RELATED PARTY TRANSACTIONS

The Company incurred fees of $524,000 for the six months ended June 30, 2011 (six months ended June 30, 2010-$636,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by the Company’s Chief Operating Officer and Vice President of Exploration and Engineering, with whom the Company entered into a service agreement to render senior management services.  The fees are included in management fees in the Statements of Operations and Comprehensive Income.  The agreement will expire on December 31, 2011.

The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2011 (six months ended June 30, 2010 - $90,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at June 30, 2011, prepaid expenses and sundry assets include $40,000 due from BZI relating to leasehold improvements paid by the Company (December 31, 2010 - $70,000).

The Company recognized rental income of $62,000 from BZI for the use of administrative offices for the six months ended June 30, 2011 (six months ended June 30, 2010 - $Nil).  As at June 30, 2011 prepaid expenses and sundry assets include $95,000 due from BZI relating to rental income (December 31, 2010 - $29,000).

The Company also incurred consulting fees and administrative service charges of $150,000 from BZI for the six months ended June 30, 2011 (six months ended June 30, 2010 - $68,000).  The occupancy costs, consulting fees and administrative service fees are included in the Statements of Operations and Comprehensive Income.  The Company also charged BZI consulting fees of $32,000 for the six months ended June 30, 2011 (six months ended June 30, 2010 - $Nil).  As at June 30, 2011 prepaid expenses and sundry assets includes $24,000 due from BZI (December 31, 2010 - $Nil).

As at June 30, 2011, prepaid expenses and sundry assets include $39,000 from Prometálica Centro Oeste Ltda. (“PCO”) (December 31, 2010-$16,000) relating to rental of temporarily idle equipment and the use of administrative offices in 2008 and the sale of raw materials in 2011.  PCO is controlled by IMS, a founding shareholder of the Company.

On August 11, 2008, Prometálica Mineração Ltda. (“PML”) filed a judicial restructuring in Belo Horizonte, in the state of Minas Gerais, Brazil.  The primary shareholders of PML, BZI and IMS, provided guarantees of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty (“NSR”) due from PML if PML is unable to pay the Company.  As at June 30, 2011, the amount of the obligation due from PML is approximately $1.0 million (December 31, 2010 - $1.0 million).

The Company’s subsidiaries MSOL and Mineração Turmalina Ltda. were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($242,000).  As at June 30, 2011, prepaid expenses and sundry assets include $242,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI (December 31, 2010 - $227,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain.  Changes in those estimates could materially impact the Company’s condensed interim financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Notes 2(d) and 5(b) of the Company’s June 30, 2011 condensed interim financial statements available on SEDAR and EDGAR.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures, and (3) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Cash Operating Margin per oz gold	Quarter Ended	Six Months Ended
	June 30	June 30
	2011	2011

Average sales price per oz gold	$1,507	$1,447
less
Cash operating cost per oz gold produced	799	763
equals
Cash operating margin per oz gold	$708	$684

Summary of Cash Operating Cost per tonne processed	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs per statement of operations1	$32,123,000	$61,458,000
Change in inventory 2	(1,000,900)	(2,192,400)
Operational cost of gold produced 3	31,122,100	59,265,600
divided by
Tonnes processed	434,666	855,204
equals
Cost per tonne processed	$71.60	$69.30

Turmalina Cash Operating Cost per tonne processed	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs	$12,403,000	$23,548,000
Change in inventory 2	(486,100)	(1,511,100)
Operational cost of gold produced 3	11,916,900	22,036,900
divided by
Tonnes processed	157,764	293,917
equals
Cost per tonne processed	$75.40	$74.90

Paciência Cash Operating Cost per tonne processed	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs	$7,553,000	$14,660,000
Change in inventory 2	176,100	(377,400)
Operational cost of gold produced 3	7,729,100	14,282,600
divided by
Tonnes processed	115,563	233,785
equals
Cost per tonne processed	$66.70	$61.00

Caeté Cash Operating Cost per tonne processed	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs	$12,167,000	$23,250,000
Change in inventory 2	(690,900)	(303,900)
Operational cost of gold produced 3	11,476,100	22,946,100
divided by
Tonnes processed	161,339	327,502
equals
Cost per tonne processed	$71.00	$70.00

Summary of Cash Operating Cost per oz of gold produced	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs per statement of operations1	$32,123,000	$61,458,000
Change in inventory 2	42,300	883,700
Operational cost of gold produced 3	32,165,300	62,341,700
divided by
Gold produced (oz)	40,257	81,706
equals
Cost per oz of gold produced	$799	$763

Turmalina Plant Cash Operating Cost per oz produced	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs	$12,403,000	$23,548,000
Change in inventory 2	297,600	1,139,600
Operational cost of gold produced 3	12,700,600	24,687,600
divided by
Gold produced (oz)	15,872	31,727
equals
Cost per oz of gold produced	$800	$778

Paciência Plant Cash Operating Cost per oz produced	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs	$7,553,000	$14,660,000
Change in inventory 2	258,800	(126,700)
Operational cost of gold produced 3	7,811,800	14,533,300
divided by
Gold produced (oz)	12,263	24,378
equals
Cost per oz of gold produced	$637	$596

Caeté Cash Operating Cost per oz produced	Quarter Ended June 30, 2011	Six Months Ended June 30, 2011
Production costs	$12,167,000	$23,250,000
Change in inventory 2	(514,100)	(129,200)
Operational cost of gold produced 3	11,652,900	23,120,800
divided by
Gold produced (oz)	12,122	25,601
equals
Cost per oz of gold produced	$961	$903

1
Production costs do not include cost of goods sold adjustment of approximately $2.8 million, royalties of $1.3 million and CFEM tax of $600,000 for the quarter ended June 30, 2011. The cost of goods sold adjustment includes idle capacity costs of $1.5 million. Production costs do not include cost of goods sold adjustment of approximately $4.3 million, royalties of $2.9 million and CFEM tax of $1.2 million for the six months ended June 30, 2011. The cost of goods sold adjustment includes idle capacity costs of $3.0 million.

2
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes, other than the changes related to the Company’s IFRS transition, during the quarter ended June 30, 2011 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

As at August 10, 2011, the Company has 84,373,648 issued and outstanding common shares, as well as 3,172,500 stock options outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2010, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, activated carbon and cyanide are mixed together.  The cyanide leaches the gold, which is then immediately adsorbed and in a separated operation (elution), separated from the carbon in stripping vessels.

Carbon-in-pulp
Similar to the carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on a separate set of tanks followed by adsorption via carbon-in-pulp.  Carbon-in-leach is a simultaneous leaching-adsorption process.

Conversion factors
The mass, area and grade below are commonly used in the gold industry.  Their conversion factors are also provided below:

To Convert	To SI	Multiply By
Imperial Units	Units
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be mined and processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine or access roads in an open pit mine with the same purpose.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed study and its report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines, mineral processing plant or plants and their (mine/plant) related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, the economic evaluation of the mining and mineral processing undertaking, and an assessment of the environmental and social impacts of the operation, along with  the information obtained and evaluations made in respect thereof. The report portrays the justified conversion of measured and indicated resources into proven and probable reserves, respectively.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually spraying the heaps with a weak cyanide solution which leaches the gold content.  The gold-laden solution trickles down the heap and is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock mass, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces.  Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in mass.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a NI 43-101 recognized professional association.

Ramp
An inclined underground tunnel that provides access to a mineralized or ore body for exploration, ventilation and/or mining purposes in underground exploratory works or mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Plant Recovery Rate (Metallurgical Recovery)
The percentage of valuable metal in the mill feed ore that is recovered by metallurgical treatment process.

Refractory Ore
Mineralization in which much of the gold is encapsulated in sulfides and/or other minerals and is not readily amenable to dissolution (leaching) by cyanide solutions (unlike oxidized ore), even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which were incorporated by reference into the Canadian Securities Administrators’ National Instrument 43-101, as proposed on November 17, 2000, made effective on February 1, 2001 and reinstated on June 30, 2011.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial system unit of mass equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in mass than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

                                             CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1  Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
Chief Operating Officer
Adriano L. Nascimento
VP Exploration & Engineering
Cleber Macedo
VP Corporate Management
Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:  (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

PRINCIPAL EXECUTIVE OFFICE

Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”